ROBIN S. YONIS
Vice President
General Counsel
Office: (949) 219-6767
Fax: (949) 219-6952
Email: Robin.Yonis@PacificLife.com
April 26, 2006
VIA EDGAR
Dominic Minore
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Pacific Funds File Nos. 033-61366 and 811-10385
Dear Mr. Minore:
     This letter is in response to oral comments received on April 7, 2006 concerning post-effective amendment No. 46 to the Pacific Funds (the “Trust”) registration statement (the “Supplement”), which was filed on February 6, 2006 with the Securities and Exchange Commission (“SEC”), in reliance on Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are your comments to the Supplement followed by the Trust’s responses. All page references below are to the Supplement.
1.	COMMENT: On page 10 of the Supplement under Main investments of the PF AllianceBernstein International Value Fund, please clarify whether the manager invests in non-U.S. equity companies from at least 10 different countries at all times.

RESPONSE: The Supplement has been amended to reflect that the PF AllianceBernstein International Value Fund invests in equity securities of non-U.S. companies from at least 10 different countries at all times.

2.	COMMENT: On page 12 of the Supplement under Performance of Comparable Accounts, please confirm that all accounts managed by AllianceBernstein with similar investment objectives, policies and strategies are included in the composites.

RESPONSE: Page 11 of the Supplement refers to the Performance of Comparable Accounts section of the Class A, B, C Prospectus (the “Prospectus”) and was intended to address the point raised by the Staff’s comment. We have added language to the Supplement that amends the Performance of Comparable Accounts section of the Prospectus, which applies to all composites, as follows: “When showing comparable performance using a composite, the manager generally includes all of its accounts with substantially similar goals (objectives), policies and strategies (unless otherwise noted in the presentation).” Accordingly, we do not believe that the same language is necessary on page 12 of the Supplement.

3.	COMMENT: On page 12 of the Supplement, please disclose that the accounts in the composite do not have a sales load and that returns would be lower if sales loads were deducted.

RESPONSE: The advisory accounts in the composite do not charge a sales load; therefore, sales loads are not reflected. To clarify that deduction of sales loads are not reflected in the composite, footnote 1 has been amended to add the following: “Unlike the shares of the PF AllianceBernstein International Value Fund, the advisory accounts in the composite do not charge a sales load and returns would be lower if a sales load were deducted.”

4.	COMMENT: In the last sentence of the first paragraph on page 15 of the Supplement, please add the word “objectives” in addition to investment policies and strategies that are substantially similar to the PF NB Fasciano Small Equity Fund.

RESPONSE: The composite information for the PF NB Fasciano Small Equity Fund has been deleted from the Supplement. However, had we not deleted the composite information, we would have amended the Supplement accordingly.

5.	COMMENT: On page 16 of the Supplement, please add credit risk as a risk to the PF Goldman Sachs Short Duration Bond Fund since the fund may invest in credit default swaps.

RESPONSE: The Supplement has been amended to add credit risk under the Main Risks section for the PF Goldman Sachs Short Duration Bond Fund.

6.	COMMENT: Please add a reference to the prospectus, in bold face type, where shareholders can find information concerning the investment goals, main investments, main risks and information relating to fees and expenses shareholders will pay when investing in the funds. Such reference should precede information other than that required by Items 2 and 3 of Form N-1A.

RESPONSE: Page 1 of the Supplement has been amended to include the following language (in bold face type): “See the prospectuses for the discussion of other Pacific Funds’ investment goals, main investments, main risks and information relating to the fees and expenses you pay when investing in Pacific Funds.”

7.	COMMENT: With respect to the signature page of the filing, please include the signature of the Principal Financial Officer and Comptroller or Principal Accounting Officer.

RESPONSE: The signature page of the 485(b) filing will clarify that the Treasurer of the Trust is also the Principal Financial & Accounting Officer of the Trust.

8.	COMMENT: Please represent that the Trust acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing; and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

RESPONSE: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing; and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.
All of the changes referenced above will be reflected in the Rule 485(b) filing to be made with the SEC.
If you have any questions or further comments regarding this matter please contact me.
Sincerely,
/s/ROBIN S. YONIS
General Counsel